(FRONT)

ANNUAL REPORT 1999

The Future of Security. . .

National Resources.

Local Response.

CompuDyne Corporation (Logo)_



(INSIDE FRONT COVER)

Three-Year Summary of Selected Financial Data

Statement of Operations Data

(Thousands of Dollars,
except per share data)             1999          1998          1997

Total Revenues                   $111,446       $31,916      $20,016

Net Income                          2,670           847          696

Net Income Per Diluted Share         0.46          0.20         0.16

Return On Average Equity            33.6%         31.6%        34.8%

Weighted Average Diluted Shares     5,868         4,343        4,364


Balance Sheet Data
(Thousands of Dollars)              1999          1998         1997

Working Capital                   $16,102       $18,858       $1,885

Total Assets                       57,447        43,570        7,598

External Debt                      19,613        20,535        1,339

Shareholder Equity                 10,030         5,890        2,162





(Page 1)


The Future of Security...  National Resources.  Local Response.

Dear Shareholder:

     We entered 1999 with the significant challenge of integrating and growing a major acquisition, Norment Industries, a business which was three times our size. We finish 1999 as a fully integrated and smoothly functioning organization that has market and technical leadership positions in most of our targeted business segments. In the process we have had dramatic increases in revenues and earnings, and our shareholder value has more than doubled. Our market position and financial strength provides us with a solid platform, ensuring significant continuing growth both organically and through acquisitions. This is indeed an enjoyable report to write.

     We have increased our bonding capacity to over $100 million, we are well positioned to finance a significant acquisition, we have been paying down debt well ahead of schedule, and we were listed on the NASDAQ National Market.

 (CDCY NASDAQ Listed Logo)

 (Photo) Stock ticker tape

In 1999 CompuDyne More Than Doubled Its Market Capitalization and Was Listed On The NASDAQ National Market

Acquisitions

     We continued our strategy of supplementing internal growth with focused acquisitions in two areas - regional high end security integration companies and technology based companies that extend our markets in security, corrections, public safety and services to the criminal justice market. To that end we reviewed a number of regional integrators, but were only able to find one company that met our high standards, Ackley-Dornbach, in Milwaukee, WI, which we acquired in November. We also made a very significant step into corrections software and Integrated Justice Systems with the acquisitions of CorrLogic in May. Both acquisitions provide extensive cross-marketing opportunities within the CompuDyne family of companies. These acquisitions are reviewed on pages 5 and 8 respectively. We are actively pursuing further targeted acquisitions as well as opportunities to introduce our products and services to overseas markets.

Financial Review

By any measure, 1999 has been an exceptional year:



                                      1999       1998          1997

Revenues                           $111,446     $31,916       +249%

Operating Margin                       5.4%        4.6%        +17%

Net Income                           $2,670        $847       +215%

Return On Equity                      33.6%       31.6%         +6%

Earnings Per Share                    $0.46       $0.20       +130%

Stock Price at Year End               $8.00       $4.25        +88%



(Page 2)

Integrated Strategy

Our strategy for CompuDyne is straightforward.  We will focus on:

_ Security systems for corrections, institutional, military and large commercial customers.

_    Expanding our network of regional offices.

_ Integrated software based systems for the corrections, justice and public safety markets.

_    Building our base of recurring service revenue.

_    Optimizing existing relationships through cross-selling.

     Our objective is to maintain market and technology leadership in each of our businesses, to increase operating margins, and to build a large service revenue base. Specifically, we are committed to the following long term targets:

_    Consistent Growth in Revenues
     -  15% Internally Plus Acquisitions

_    Improved Operating Margins
     -  Increase From 5.4% to 10%

(Photo)
United States Outline
CompuDyne Locations Listed: Boston, MA, Hudson, NY, Newark, NJ,
Gaithersburg, MD, Hanover, MD, Milwaukee, WI, Raleigh, NC, Columbia, SC, Montgomery, AL, Boulder, CO, Denver, CO, Phoenix, AZ, Tucson, AZ,
Livermore, CA, Lake Oswego, OR.

The Future of Security... National Resources, Local Response.

     CompuDyne has built the model for the future of security. As you read this report you will see that we have put together the building blocks for a unique security resource - combining national resources and strengths with regional presence to provide rapid and unmatched local response at a national service quality level:

(Photo)
Regional Offices
Integration
Financial Strength
Products
Federal Systems
Control Software
Engineering
Attack Protection
Training



(Page 3)

Positioned for Future Growth

Outlook
     Our core businesses continue to have strong fundamentals. Prison populations continue to grow and remain at 20% over the rated prison system capacity according to Federal studies. Demographic tends, regrettably, suggest a resurgence of crime rates intermediate term.
The judicial policies which have resulted in surer and stiffer sentences have had the salutary impact of keeping criminals in jail longer and have had the intended effect of moderating crime trends. In addition, our Corrections products lend themselves particularly well to retrofitting existing facilities.

     We are confident that this will result in a continuing, strong upgrade and modernization market. Outside of Corrections, the need for physical security is great in all of our markets and continues to grow faster than the general economy, providing ample opportunity to grow our Norshield and Quanta Systems businesses and to further diversify our customer base at our Norment Security Group. Our backlogs indicate that 2000 should show significant growth in revenues, and our earnings should at least track revenues barring unforeseen complications.

(Photo) Man Behind Computer Chip
In Today's World of Security, Sophisticated Electronics and Software Are As Important As Bars And Fences.

(Photo) The United States Embassy in Macedonia under attack in 1998. Norshield Provides Protection Against Terrorist Threats.

Shareholder Value

     Our overriding objective is to increase shareholder value in the intermediate term. We have made significant progress in 1999 with our NASDAQ National Market listing in June, and plan further acquisitions to increase our market capitalization. We are currently reviewing the possibility of a common stock underwriting. While we have no immediate need for additional equity, our acquisition activity and our desire for further improvement in our stock liquidity and institutional interest, which is partly driven by market capitalization, suggests that an underwriting would be advisable. We are also undertaking an externally driven public relations effort to put the CompuDyne story in front of many prospective customers and investors. All key management are heavily incentivised with stock and stock options, and I, personally, have a very substantial holding in CompuDyne stock.
You can be assured that management shares your interest in building shareholder value.

(Signature)
Martin Roenigk, Chairman & CEO





(Page 4)

Corrections

     CompuDyne's largest market is the corrections industry. Our Norment Security Group is, by a wide margin, the largest, best known and most respected provider of physical and electronic security systems to the prison, jail and courthouse markets. Our technical experience, financial strength, and the quality, maturity and depth of our management team makes us uniquely capable of handling the very largest installations. Our unique and growing network of regional offices permits us to more efficiently service customers nationwide, and to provide continuing maintenance services with the requisite short response times in our very security dependent market. During 1999 we consolidated our Quanta SecurSystems regional office network under our Norment Security Group to provide seamless customer support throughout the country. We also installed a state-of-the-art Enterprise Resource System to replace the accounting function that had been provided by Norment's former owner. Our product offerings from Trentech, Airteq, SYSCO and CorrLogic represent the most advanced products and systems available to the corrections market. The expansion of our manufacturing operations as well as our acquisition of CorrLogic with its' Inmate Management Software and our growing maintenance business is consistent with our objective of raising these businesses to 50% of our overall corrections business.

     During 1999 our Corrections business had dramatically higher results, driven both by the Norment Industries acquisition and by internal growth. Revenues in 1999 were $82 million, up 413% from $16 million in 1998. Importantly, revenue growth at Quanta SecurSystems, which was owned during both years, was up 37%, reflecting the robustness of our industry as well as a significant gain in market share. Contribution (earnings before corporate overhead and interest expense) in 1999 was $4.9 million, up 347% from $1.1 million in 1998.

     Combined backlogs at the end of 1999 were $78.4 million, up 9.6% from $68.8 million at the end of 1998, having benefited by $9.5 million from the addition of CorrLogic and Ackley-Dornbach.

     The Norment Security Group is made up of both services and products, and on a combined basis is the largest supplier of physical and electronic security products and services to the corrections industry. Norment also has a number of government and commercial clients outside of the corrections industry.

     Norment Security Group, during 1999, solidified and expanded its market leading position as the largest provider of security electronics and detention hardware to the jail, prison and courthouse markets while achieving record results.


                            (Millions)

    Corrections Revenues                   Corrections Contribution

  1999      1998      1997                 1999       1998      1997

  82.5      16.3      6.2                   4.9        1.1       .8


(Photo)
Newly Expanded Norment Security Group Headquarters and Manufacturing Facility in Montgomery Alabama



(Page 5)

Integration & Maintenance

     We are reprinting, on page 9, our continuing post-merger national advertisement which delineates the great advantages that Norment Security Group is able to offer to its customers around the world. Our unique capability is a result of having:

_ The largest organization in corrections devoted to electronic security, over 175 people.

_    Corrections revenue 50-60% greater than our nearest competitor.

_ Market leading technology in security electronics and security hardware.

_    The newest manufacturing facility in the industry.

_ Financial and bonding capacity to handle the very largest installations.

 (Photo)
 Manatee County Stockade, Florida Prison

     Quanta SecurSystems' offices have now joined with EMSS, Norment's California regional office which had record volume in 1999, to create our Norment Security Group Regional Office structure. In a first show of cooperation, EMSS worked with SecurSystems' Arizona office to manage the record $18 million Arizona installation. With the full integration of our Quanta SecurSystems regional offices into the Norment Security Group, we have positioned Norment as the only company that can offer customers a broad and rapidly growing regional support base. This network of offices is equipped to handle most installation jobs, with plans to add hardline capabilities in 2000. More importantly, it is positioned geographically to provide security system maintenance on a rapid response contract basis with our Security Assurance program. The regional offices allow Norment's Montgomery, Alabama headquarters to focus on major and mega installations. Simultaneously, the regional offices provide quick, cost effective capabilities for small to medium projects as well as a comprehensive range of maintenance services for even the largest facilities, including state wide security outsourcing arrangements such as with the State of Arizona.

     Our acquisition of Ackley-Dornbach, located outside of Milwaukee, WI, is illustrative of the type of regional security integrator we are looking to acquire to expand our regional network. Ackley-Dornbach has a long history and strong reputation in hardline contracting for prisons and jails. We will be able to supply in-house manufactured product for their customers. We will also be able to add electronic security capabilities to the Ackley-Dornbach office. In addition, our financial and bonding capability will permit Ackley-Dornbach to expand more rapidly than they otherwise might. Ackley-Dornbach also brings to the Norment organization a special capability in security walls and ceilings that will help us company-wide.

(Photo)
 Leon County Jail, Tallahassee, Florida





(PAGE 6)

Major Projects

Norment Security Group had a very successful year in 1999, major projects included:

ASPC Lewis and SW Juvenile Complex in Arizona: 4,150 beds at three sites encompassed a variety of our detention products and services:
Pneumatic locks and sliding devices, mechanical hardware, security glazing, detention furnishings and integrated electronic control systems including touchscreen control consoles. Approximate $18 million contract for Norment.

Snake River Correctional Institution Phase II, Ontario, OR: The largest touchscreen installation in the country also incorporates Airteq pneumatic locks and sliding devices. $8.6 million.

Miami Correctional Center, Phase I, Peru, Indiana: This was the first prison that Indiana approved the use of pneumatic locking products. Phase I consisted of 1,300 beds and our contract value was $6 million. Phase II is currently under construction.

2000 begins with strong backlogs and some important projects underway:

Thomson Maximum Segregation Adult Unit, Thomson, Illinois: The design is unique in that it clusters two cells together opening to an ante-room for extra security. Illinois' first state prison to utilize a pneumatic locking system. $7.2 million.

Fayette County Detention Center, Lexington, KY: With 1280 beds, this project incorporates both Airteq pneumatic locks and sliding devices and TrenTech touchscreen controls. The largest county jail in Kentucky, it is designed to fit in with the picturesque countryside. $10.5 million.

Clayton County Justice Complex, Jonesboro, GA: Design/build fast-track project for a 1544 bed jail and four-story courthouse with 18 courtrooms. $10.6 million.

     2000 will be particularly interesting for Norment Security Group because we expect three projects to come to market averaging $25 million each in Norment's sector. We are very well positioned to be competitive on these projects. We have also made significant inroads with two of the four largest operators of private prisons - Norment is uniquely positioned to offer nationwide service to these rapidly growing participants in the corrections marketplace.

(Photo)
 ASPC Lewis and SW Juvenile Complex in Arizona





(PAGE 7)

Corrections/Security Products
(Trentech Logo)

     Trentech, an integral part of the Norment Security Group, designs manufacturers and integrates electronic security products for Norment and for external customers.

     This group of 60 highly skilled electrical, electronics and software personnel can handle the largest and most complex installations.
Trentech has long been a technology leader in the corrections industry. Two important and illustrative market leading developments include:

Intelligent Distributed Environment Automation System ("IDEAS"). This is a "smart" and cost-effective security automation control system, which is unique in the detention industry. IDEAS distributes intelligence and control directly to the location of an electrical or electronic device, resulting in the reduction of conduit and cable usage and assuring that any single device failure does not affect the balance of the system's integrity. IDEAS is especially ideal for retrofit and upgrade situations.

(Photo)
Demonstration Room at Norment/Norshield headquarters, contains examples of our products, plus those of our competitors for comparison by prospective customers.

Visitor Identification & Control System ("VICS").
This PC based video imaging system prints badges and credentials directly. First developed for the U.S. Air Force, VICS is the only imaging system that has undergone formal evaluation and procurement approval by DoD's Security Police Equipment Management Authority, and is the only product that meets all the Air Force Security Forces regulations. VICS is a MS-Windows NT based system which provides substantial cost savings combined with expanded functionality including full integration with investigative databases.

(AirTeq Logo)
     AirTeq, supplemented by Norshield manufacturing resources, offers a complete line of locks and locking devices to the corrections industry. Long an industry leader and innovator in pneumatic locking technology, AirTeq, in January 2000, introduced an innovative new electromechanical sliding device which completes our product line. The new electromechanical sliding device illustrates AirTeq's technology leadership, bringing to the corrections industry a device which represents a significant advance over the competition:

(Photo)
     New electromechanical sliding devise for opening and closing cell doors, a significantly improved design

_    It is engineered to be a simpler, more reliable design
_ It has been designed to reduce the complexity and cost of field installation.
_ It uses components that permit reduced replacement and maintenance costs.

     With recently strengthened marketing capabilities, expanded regional marketing opportunities, and the newly expanded product line, we have committed to relocate and expand AirTeq's manufacturing capability by 70% in 2000.



(Page 8)

Control Software Solutions

(CorrLogic Logo)

     In May of 1999 CompuDyne acquired the Correctional Information Systems division of BI, Inc. Now renamed CorrLogic, this 75-employee company has the most robust and extensive software in the industry for the management of inmates and other personnel and processes within the courthouse, jail and prison environment. When acquired, the software product was incomplete and the nine major projects underway were in various stages of delay and contention. By year end CorrLogic had completed the core software product, installed seven of the nine installations, and was on schedule to complete the remaining acquired contracts. All operations during 1999, because they were 100% devoted to "catching up" with the pre-existing problems, have been charged against reserves that were set up at the time of the CorrLogic acquisition.

(Photo)
CorrLogic Headquarters in Boulder, Colorado

     CorrLogic software is designed to handle the country's largest jails. Some of our larger installations include Wayne County (Detroit), Michigan, Shelby County (Memphis), Tennessee, Hennepin County (Minneapolis) MN, and we have begun executing a contract for Jefferson County (Louisville), Kentucky. To give a sense of the complexity of the product, the average installation has about 1 million lines of software code, and our San Diego installation, currently underway, will have
1.4 million lines of code. We can also handle multiple facilities, and are currently proposing to install a state-wide prison management system for a Southern state. CorrLogic represents the cornerstone of a strategy to offer software based technology solutions, on an integrated basis, to Justice and Public Safety organizations. We expect to make other acquisitions in this area of Integrated Justice Systems, which has been growing very rapidly as the benefits of integrated multi-jurisdictional systems have become recognized.

(Sun Microsystems Logo)

(Oracle Logo)

     During 2000 we expect to make significant progress in the development of systems to meet the needs of the high volume, smaller jail market. Our Net Jail internet based service bureau product and the Personal Premier IMS packaged solution product will offer smaller jail owners attractive automated system options at a low initial investment level.

(Sysco Logo)

     SYSCO, while not specifically oriented to the corrections marketplace, represents the balance of CompuDyne's security related product offerings.

SYSCO has two key products:

     _    ADACS.  Developed and supported by a 20-person software team in England, ADACS (Alarm and Distributed Access Control System) is a PC and NT based, Internet accessible software system that is so robust and comprehensive that it was selected to secure all 6500 UK-wide facilities of British Telecom. Currently installed in several U.S. Air Force bases as well as commercial, correctional and government facilities, the system is gaining increasing acceptance where clients desire to tie together multiple remote locations with consequent cost savings on monitoring. The ADACS software has recently been configured to be Internet enabled. CompuDyne has exclusive rights to this product for North America.

     _    SecuLan.  Local Area Networks (LAN) have a security weakness that many IT officers are not aware of - cabling and conduits that carry the information between workstations can easily be compromised, without detection by their users. SecurLan is a proprietary product which protects these systems utilizing fiber optic based technology. This product has gained rapid acceptance in the U.S. Military where information security is critical.


(PAGE 9)

This statement of CompuDyne's Unique Strength is Being Presented in a National Advertising Campaign.

(AD "A Global Vision")

Currently, the CompuDyne Corporation has created the largest force in corrections and judicial security industry Providing the deepest experience and broadest geographical coverage. CompuDyne's family of companies can accommodate all your security needs.

Single Source RESPONSIBILITY

(Photo) Manatee County Detention Center, Palmetto, Florida

Reliable INSTALLATION    Dependable PRODUCTS Regional SERVICE
Management SYSTEMS

(Photo) Housing unit control room  (photo) Airteq locks
(Photo) Technician working on prison control system (photo) Prison interview room

(Norment Logo)

Norment Security Group Provides single source responsibility for furnishing and installing state-of-the-art physical and electronic security systems in jails, prisons, court facilities and other installations.

(Norment Logo)

Norment Security Assurance providing low cost service & maintenance contracting direct with the facility from the Norment Security Group's network of regional offices located across the country.

(AIRTEQ Logo)

AIRTEQ The premier manufacturer of pneumatic, electromechanical and mechanical locks and sliding devices that comply with the ASTM Standards and most are certified UL fire rated.

(CorrLogic Logo)

CorrLogic Provides the premier Institution Management System (Premier IMS TM) with user-configuration Microsoft Windows interface that automates the operation, management and information in today's correctional facilities.

CompuDyne Corporation Logo)  (Norment Security Group Logo)
                                   3224 Mobile Highway
                                   Montgomery, Alabama 36108
                                   Phone: 334-281-8440
                                   Fax: 334-288-5485



(PAGE 10)
Attack Protection

(Norshield Security Products Logo)

     Norshield is America's largest producer of bullet, blast and attack resistant windows and doors. These products are provided to U.S. Embassies and other highly security sensitive government facilities such as GSA properties, federal buildings and courthouses, as well as Federal Reserve Banks and other commercial customers who desire the very best in protection from criminal or terrorist attack. Bullet, blast and attack protection comes in many forms, each being tested, specified and rated in a variety of standards. Norshield meets these extensive and rigorous standards set by Underwriters Laboratories, H.P. White, and the Department of Defense (to mention a few), which are backed by regular product testing. Norshield produces an integrated, structurally secure product where the rated protection comes from the proper proprietary assembly of materials rather than just the rating of individual components. Norshield also manufactures sliding devices for AirTeq.

     During 1999 Norshield revenues were $15.1 million, up 1061% from $1.3 million in 1998. Contribution margins trailed revenue growth due to start up costs with the newly expanded manufacturing facility and conversion to a new production management software system. Contribution of $1.5 million compared to $34 thousand in 1998. Backlogs were up dramatically from $6.9 million at the end of 1998 to $15.4 million at the end of 1999.

(Photo) Model of the Federal Reserve Bank of Atlanta's new building. This project represents the twelfth Federal Reserve project since 1991 utilizing Norshield's bullet, blast and attack resistant doors, windows, operating devices and accessories.

(PHOTO) Holocaust Memorial Museum in Washington, D.C.
Norshield built the bullet, blast and attack resistant reception booth which combines beauty, architectural innovation and state of the art protection. Quanta Systems installed the access control, intrusion detection and CCTV for this high profile museum. Quanta also performed a Security Audit for the museum, which should lead to further work.

                            (Millions)
Attack Protection Revenues            Attack Protection Contributions

1999      1998      1997                 1999      1998      1997

15.1      1.3        0                   1.5       .34        0





(Page 11)
Worldwide Terrorist Threats

(Photo)
Oklahoma City Bombing of U.S. Federal Building in April, 1995
In An Increasingly Hostile Environment For The World's Last Superpower, The U.S. Government Relies On Bullet, Blast And Attack Resistant Products From Norment.

Norshield is experiencing record backlogs, up over 200% in 1999. This is the result of an increasing awareness on the part of the U.S. Government of the need for greater security for its facilities both here and abroad. The United States, as the last remaining Superpower, has become the prime target for desperate terrorist groups throughout the world. As we have seen, this threat now even extends to public facilities here in the United States. As by far the leading supplier of embassy grade bullet, blast and attack resistant products, Norshield is participating fully in this massive security upgrade.

Commercial Products

     Norshield also manufacturers bullet, blast and attack resistant products, on an OEM basis for a selected group of corporate clients. Examples of Norshield commercial products include security doors and windows, transaction accessories, cash drawers, guard and toll booths and drive-up windows. Commercial products represent a rapidly growing portion of Norshield's business. Norshield is also proud to have produced the immense and architecturally innovative reception booth for the Holocaust Museum in Washington in 1999.

Manufacturing Capacity Expansion

     In order to meet the unprecedented demand for its security products, Norshield began a 50% expansion of its physical manufacturing capacity in May of 1999. This expansion is now complete and operating at capacity. At the same time Norshield upgraded its engineering and production management and its production information systems. While this expansion and upgrade was not without "growing pains" in 1999, Norshield is now very well positioned to meet market demands efficiently and effectively. 2000 is expected to be an outstanding year.

(Photo) Norshield Manufacturing Plant
Norshield Manufacturing Capacity was Expanded By 50% in 1999 To Meet Rapidly Expanding Demand For Bullet, Blast and Attack Resistant Products.

Cross-selling Opportunities

     Norshield is well known and highly regarded among its government customers. With the integration with other CompuDyne operations we are looking at many new opportunities:

_ Selling Norshield product through established channels such as Quanta Systems.

_ Selling electronic security integration services to Norshield installations.

_    Selling SecurLan, ADACS, and VICS products to Norshield customers.




(PAGE 12)
Federal Systems

(Quanta Systems Corporation 50 years Logo)

     Quanta Systems celebrates 50 years of service to the federal government's intelligence community since opening its doors as Washington Technological Associates in 1950. For most of these years Quanta focused on confidential work for the U.S. Navy. In recent years Quanta has significantly expanded its customer base, and has developed a special competence in physical and electronic security which has become its primary focus. Today Quanta serves a broad array of military and agency clients and also has achieved significant success with a major customer at the state level.

     During 1999 our Federal Systems business had slightly higher revenues at $13.2 million versus $12.5 in 1998. Contribution margin improved from 7.3% in 1998 to 7.7%, as a result 1999 Contribution at $1.0 million was 10% higher than 1998's $920 thousand million. Quanta enters 2000 with backlogs of $6.5 million, up 2.5 million from $4.0 million at the end of 1998.

                        (Millions)
Federal Systems Revenues           Federal Systems Contributions
1999      1998      1997            1999      1998      1997
13.2      12.5      12.0             1.0       .9        .8

     Quanta goes into 2000 very well positioned for accelerated growth. building on its traditional customer base and competencies, Quanta has expanded and strengthened its senior management team in both business development and execution. The addition of several key industry personnel has already resulted in greatly expanded new business activity. The market potential for security products and services for the U.S. Government and its various Agencies has been estimated conservatively at $1.7 billion. Quanta intends, to gain an increasing share of this market, along with selected State and commercial customers who are looking for the high level of expertise that Quanta has supplied for many years to its most sensitive and particular customers.

(Quanta Systems Corporation Logo)
     Several projects over the past eighteen months are illustrative of the breadth and depth of Quanta's capabilities in physical and electronic security:

San Diego Regionalization:  QSC completed the first Navy Security
Regionalization consolidating the security functions for eight Navy Commands in the San Diego, CA area incorporating intrusion detection, fire alarm and RF communications over a secure state-of-the-art "Derived Channel" network to central monitoring centers.

State of New Jersey: Quanta installed a Compass access control system for the Division of Property Management which represents the largest statewide "Smart Card" access control system in the U.S. covering over 40 buildings with a card holder base of 35,000 employees. Smart Card access control is a leading edge technology.
(DCS Logo)
     Quanta Systems, along with its Data Control Systems division, also provides electronic black box manufacturing, tactical systems integrations, and design and production of proprietary communications products. DCS's engineering staff working in Quanta's new R&D lab, continues to refine and market its three core products:
1) A configurable communications modem for use with geostationary satellites; 2) a high data-rate modem for demodulating signals at very high speeds from Low Earth Orbiting ("LEO") satellites; and
3) a highly complex signal analysis modem which was significantly upgraded in 1999.


                           The Future of Security

                        INDEPENDENT AUDITORS' REPORT



Board of Directors and Shareholders of CompuDyne Corporation:

We have audited the accompanying consolidated balance sheets of CompuDyne Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CompuDyne Corporation and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles in the United States of America.




/s/Deloitte & Touche LLP

McLean, Virginia
February 29, 2000





                        The Future of Security


                 COMPUDYNE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED BALANCE SHEETS
                                ASSETS


                                                     December 31,
                                                   1999        1998
                                                    (in thousands)
Current Assets
  Cash and cash equivalents                       $ 701     $ 1,528
  Accounts receivable                            33,833      27,451
  Costs in excess of billings                     5,284       2,610
  Inventories
   Finished goods                                    -          112
   Work in progress                                 705         499
   Raw materials and supplies                     3,933       3,611
      Total Inventories                           4,638       4,222

  Prepaid expenses and other current assets         506         199
      Total Current Assets                       44,962      36,010

Property, plant and equipment, at cost
  Land and improvements                             250         276
  Buildings and leasehold improvements            3,037       1,188
  Machinery and equipment                         3,914       2,334
  Furniture and fixtures                            928         182
  Automobiles                                       377         299
  Construction in progress                           88         939
                                                  8,594       5,218

  Less accumulated depreciation and amortization  1,416         295
    Net property, plant and equipment             7,178       4,923

Capitalized software, net                         1,408          -
Deferred tax asset                                  568          88
Goodwill, net of accumulated amortization           852          62
Other intangible assets, net of
accumulated amortization                          2,385       2,474
Other assets                                         94          13
  Total other assets                              5,307       2,637
Total Assets                                    $57,447    $ 43,570
          See notes to consolidated financial statements



                           The Future of Security

                  COMPUDYNE CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS

                    LIABILITIES AND SHAREHOLDERS' EQUITY

                                                       December 31,
                                                    1999         1998
                                                     (in thousands)
Current Liabilities
  Accounts payable                                $11,827     $  5,707
  Accrued payroll expenses                          3,040        1,240
  Other accrued expenses                            1,319        2,222
  Billings in excess of contract costs incurred     9,498        6,492
  Accrued income taxes                                -            346
  Accrued interest                                     74          -
  Deferred losses/revenues on acquired contracts      859          -
  Current portion of term loan                      2,243        1,125
  Current portion of notes payable-related parties    -             20
      Total Current Liabilities                    28,860       17,152

Term loan                                           5,500       10,375
Subordinated notes                                  9,910        9,000
Industrial revenue bond                             1,960          -
Notes payable-related parties                         -             15
Warranty reserves                                     532          463
Long term pension liability                           489          484
Other liabilities                                     166          191
      Total Liabilities                            47,417       37,680

Shareholders' Equity
  Common stock, par value $.75 per share:
    10,000,000 shares authorized; 5,412,866
    and 5,200,049 shares issued at
    December 31, 1999 and 1998, respectively        4,060        3,900
  Other capital                                    11,734       10,397
  Treasury shares, at cost; 88,655 shares
  at December 31, 1999 and 78,636 shares
  at December 31, 1998                              (207)        (120)
  Receivable from management                         (30)         (90)
Accumulated deficit                               (5,527)      (8,197)
      Total Shareholders' Equity                   10,030        5,890
Total Liabilities and Shareholders' Equity        $57,447     $ 43,570
            See notes to consolidated financial statements




                           The Future of Security

                 COMPUDYNE CORPORATION AND SUBSIDIARIES
                             CONSOLIDATED
                        STATEMENTS OF OPERATIONS


                                          Years Ended December 31,
                                               1999     1998       1997
                                    (in thousands except per share data)

Net sales                                    $111,446 $ 31,916  $ 20,016
Cost of goods sold                             90,091   25,864    16,737
Gross margin                                   21,355    6,052     3,279
 Sonoma settlement costs                          -        -         270
 Selling, general and administrative expenses  15,231    4,415     2,257
 Research and development                          80      169       172
Operating income                                6,044    1,468       580

Other (income) expense
 Interest expense                               2,203      295        62
 Interest income                                 (146)      -         -
 Other income                                    (272)     (37)      (20)
   Total other (income) expense                  1,785     258        42

Income before income taxes                       4,259   1,210       538
Income tax provision (benefit)                   1,589     363      (158)
Net income                                  $    2,670 $   847  $    696

Earnings per share:
Basic earnings per common share             $      .51 $   .20  $    .23

Weighted average number of common
 shares outstanding                              5,237   4,166     3,005

Diluted earnings per common share           $      .46 $   .20  $    .16

Weighted average number of common
 shares and equivalents                          5,868   4,343     4,364

             See notes to consolidated financial statements


                           The Future of Security

                    COMPUDYNE CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED STATEMENTS OF
                                  CASH FLOWS

                                              Years Ended December 31,
                                              1999      1998      1997
                                                   (In Thousands)
Cash flows from operating activities:
  Net income                              $  2,670  $    847  $    696

Adjustments to reconcile net income to
 net cash provided by (used) operations:
  Depreciation and amortization              1,514       250       114
  Deferred income tax (benefit)                700        -       (189)
  Gain on sale of MicroAssembly               (180)       -         -
  Loss from disposition of equipment            25        -         -
  Other, net                                    26        -         -

Changes in assets and liabilities:
  Accounts receivable                        (4,37)    (3,004)     516
  Costs in excess of billings                 (191)       608       -
  Inventories                                 (897)        11     (285)
  Prepaid expenses                            (108)       (14)     (38)
  Other assets                                (582)        54      (28)
  Accounts payable                           5,073        634     (913)
  Accrued expenses                             603      1,701     (104)
  Accrued income taxes                        (346)       311      (35)
  Billings in excess of costs incurred       2,553        414     (562)
  Other liabilities                         (1,916)     2,001      (10)
Net cash flows provided by
 (used in) operations                        4,513      3,813     (838)

Cash flows from investing activities:
  Additions to intangibles                     (60)       -         -
  Net payments for acquisitions             (1,128)   (23,880)      -
  Proceeds from sale of business             1,354        -         -
  Additions to property, plant and equipment(3,573)      (432)    (195)
Net cash flows used in investing activities (3,407)   (24,312)    (195)

Cash flows from financing activities:
  Conversion of series D preference stock      -          -       (310)
  Issuance of common stock                     127-     3,001       -
  Proceeds from bond issue                   2,100        -         -
  (Decrease)increase in short term debt        -       (1,339)   1,177
  (Repayment of)borrowings from
   long term debt                           (4,125)    20,500       -
  Purchase of treasury stock                   -         (120)      -
  Repayment of current debt
   - related parties                           (35)       (15)     (20)


Net cash flows (used in)provided by
 financing activities                       (1,933)    22,027      847

Net (decrease) increase in cash
 and cash equivalents                         (827)     1,528     (186)
Cash and cash equivalents
 at the beginning of the year                1,528        -        186
Cash and cash equivalents
 at the end of the year                   $    701    $ 1,528   $   -

Supplemental disclosures of cash flow information:
 Cash paid during the year for:
  Interest                                $  2,143    $   308   $   62
  Income taxes, net of refunds            $  1,172    $    25   $   70

                See notes to consolidated financial statements.


                           The Future of Security

                   COMPUDYNE CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF
                      CHANGES IN SHAREHOLDERS' EQUITY




                                           Receivable
(In Thousands)    Preferred Common Other     From    Accumulated Treasury
                    Stock   Stock  Capital Management  Deficit   Shares  Total

Balance at
January 1,1997    $  945   $ 2,148  $ 8,203  $   90    $(9,430)  $  -  $ 1,776

Net Income            -        -        -      -           696      -      696
Preferred shares
 converted to
 Common shares      (945)      945      -      -          (310)     -    (310)

Balance at December
 31,1997          $   -    $ 3,093  $ 8,203  $  (90)   $(9,044)  $  -  $ 2,162

Net Income            -        -        -      -           847      -      847
Shares issued-
 Common shares        -        807    2,194    -            -       -    3,001
Purchase of
 treasury stock       -        -        -      -            -     (120)   (120)
Balance at December
  31,1998         $   -    $ 3,900  $10,397  $  (90)   $(8,197)  $(120)$ 5,890

Net Income            -        -        -      -            -       -    2,670
Payoff of mgmt
 receivable           -        -        -        60      2,670      -       60
Shares issued-
  Common shares       -        160    1,337    -            -       -    1,497
Treasury stock
 acquired             -        -        -      -            -     (87)     (87)
Balance at December
  31,1999         $   -    $ 4,060  $11,734  $   30    $(5,527) $(207) $10,030

             See notes to consolidated financial statements




                           The Future of Security


                            NOTES TO CONSOLIDATED
                             FINANCIAL STATEMENTS

1.   DESCRIPTION OF BUSINESS

Description of Business

CompuDyne operates in three general sectors of the security industry Corrections, Attack Protection and Federal Systems:

Corrections - CompuDyne's Norment Security Group ("NSG"), headquartered in Montgomery, AL, provides physical and electronic security products and services primarily to the corrections industry (jails and prisons) and secondarily to the courthouse, municipal and commercial markets. NSG operates through the following subsidiaries and divisions:

     Norment is a detention contractor, responsible for most installation work on larger projects. Installation will involve hardline (steel security doors, frames, locking devices, etc) and sophisticated electronic security systems including software, electronics, touchscreens, CCTV, perimeter alarm devices, etc.

     TrenTech is an electronic security systems designer, manufacturer and integrator. TrenTech integrates generally available products and software as well as designing proprietary systems such as IDEAS and a video badging system. TrenTech provides systems to Norment for installation.

     Airteq , supplemented by Norshield manufacturing capacity, offers a complete line of locks and locking devices to the corrections industry. Long an industry leader and innovator in pneumatic locking technology, AirTeq in January 2000 introduced an innovative new electromechanical sliding device, which completes its product line.

     NSG Regional Offices provide field level design, installation and maintenance of both hardline (physical) and electronic security products. Primary offices are in Hanover, MD, Raleigh, NC, Columbia, SC, Phoenix, AZ, Tucson, AZ, Milwaukee, WI, and Livermore, CA. Smaller offices are located in Massachusetts, New Jersey and New York.

     Combined, the NSG is the country's largest supplier of physical and electronic security products, integration services and maintenance for jails, prisons and courthouses. Projects range from very small to as large as $20-25 million. Security maintenance outsourcing contracts range from very small to over $1 million per year and provide for the routine maintenance and emergency repair of sophisticated security control systems and related equipment.

     NSG also includes software based control products. CorrLogic develops, installs and maintains the most robust and extensive software in the industry for the management of inmates and other personnel and processes within the courthouse, jail and prison environment. CorrLogic software is designed to handle the country's largest jails, with recent installations including Wayne County (Detroit), MI, Shelby County (Memphis), TN, and Hennepin County (Minneapolis), MN. SYSCO has exclusive North American rights to the PC-ADACS (Alarm and Distributed Access Control System) software based system developed by Shorrock Electronics in England. SYSCO also has a proprietary product, SecurLan, which is designed to provide physical protection for Local Area Network conduits and cables for computer networks.



                          The Future of Security

Attack Protection - Norshield Security Products ("Norshield") is the country's largest manufacturer of bullet, blast and attack resistant windows and doors designed for high security applications such as embassies, courthouses, Federal Reserve buildings, and banks.
Norshield's largest customer is the U.S. Department of State, and Norshield is a major supplier of bullet, blast and attack resistant product to U.S. Embassies around the world. Norshield produces an integrated structurally secure product where the rated protection comes not from just the glass but from the frame and encasement as well. Norshield also manufactures bullet, blast and attack resistant products on an Original Equipment Manufacturer, ("OEM") basis for a selected group of corporate clients. Examples of Norshield commercial products include security doors and windows, transaction accessories, cash drawers, guard and tollbooths and drive up windows. Norshield also manufactures cell door sliding devices for sale under the Airteq brand.

Federal Systems - Quanta Systems, Inc., ("Quanta") has been serving the federal government's intelligence community since 1950. Serving the military, government agencies, and state and local customers, Quanta provides specialty engineering and security services, often of a classified nature. In recent years Quanta has developed and emphasized a special competence in physical and electronic security, which has become its primary focus. Quanta along with its Data Control Systems division, ("DCS"), provides electronic black box manufacturing, tactical systems integrations, and the design and production of propriety communications products.

MicroAssembly - Located in Willimantic, Connecticut, MicroAssembly is a manufacturer of a proprietary automated process called the Stick-Screw System. All of the assets of MicroAssembly were sold on May 31, 1999 and the name was changed to 4 Focus, Inc..

2.   SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of CompuDyne Corporation and its subsidiaries, all of which are wholly-owned. All material inter-company transactions have been eliminated.

Inventories - Raw material inventories are valued at the lower of cost or market. Work-in-process represents direct labor, materials and overhead incurred on products not yet delivered. Finished goods are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. Inventories are net of obsolescence reserves of $166 thousand and $313 thousand as of December 31, 1999 and 1998, respectively

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Certain estimates used by management are susceptible to significant changes in the economic environment. These include estimates of percentage-completion on long term contracts and valuation allowances for contracts accounts receivable. Actual results could differ from those estimates.

Revenue Recognition - Revenue under cost reimbursement contracts is recognized to the extent of costs incurred to date plus a proportionate amount of the fee earned. Revenue under time and materials contracts are recognized to the extent of billable rates times hours delivered plus materials expenses incurred. Revenue from fixed price contracts is recognized under the percentage of completion method. Revenue from the sale of manufactured products is recognized based on shipment date. Provisions for estimated losses on uncompleted contracts are recognized in the period such losses are determined. Costs and estimated earnings in excess of billings on uncompleted contracts represent the excess of contract revenues recognized to date over billings to date on certain contracts. Billings in excess of costs and estimated earnings on uncompleted contracts represent the excess of billings to date over the amount of revenue recognized to date on certain contracts.



                           The Future of Security

Property, Plant and Equipment - Property, plant and equipment are recorded at cost less accumulated depreciation and amortization.
Depreciation is computed using principally the straight-line method based on the estimated useful lives of the related assets. The estimated useful lives are as follows:

      Buildings and improvements         7-39 years
      Machinery and equipment            3-10 years
      Furniture and fixtures             3-10 years

Leasehold improvements are amortized over their estimated useful lives or the term of the underlying lease, whichever is shorter. Maintenance and repair costs are charged to operations as incurred; major renewals and betterments are capitalized.

Capitalized Software   The Company has capitalized software that was
acquired when it purchased CorrLogic in 1999. The value allocated resulting from the purchase was $1.6 million. The software is the base product used in its sales product and is being amortized over 7 years. Accumulated amortization was $183 thousand at December 31, 1999.

Goodwill - In conjunction with the purchase of the assets of Ackley Dornbach in 1999, goodwill has been recorded on the balance sheet and is being amortized over 25 years. Accumulated amortization was $6 thousand as of December 31, 1999. Goodwill also includes credit for negative goodwill recorded due to the acquisition of SecurSystems and is being amortized on a straight-line basis over 5 years. Accumulated amortization was $(72) thousand and ($51) thousand respectively at December 31, 1999 and 1998, respectively.

Other Intangible Assets   Other intangible assets consist primarily of
amounts recorded in conjunction with the acquisition of Norment and Norshield, including trade names, trademarks, Department of State Certifications, UL listings, patents and ASTM standards. These are amortized on a straight-line basis over periods ranging from 15 to 25 years. Accumulated amortization was $124 thousand and $14 thousand as of December 31, 1999 and 1998 respectively.

Cash and Cash Equivalents - For purposes of the statements of cash flows, the company considers temporary investments with original maturities of three months or less to be cash equivalents.

Income Taxes - The Company follows Statement of Financial Accounting Standards, ("SFAS") No. 109, "Accounting for Income Taxes". Under SFAS 109, deferred income taxes are recognized for the future tax consequences of differences between tax bases of assets and liabilities and financial reporting amounts, based upon enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Stock Based Compensation - The Company continues to account for stock based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued to Employees", ("APB No. 25") for the recognition and measurement of employees stock-based compensation and has adopted only the disclosure requirements of SFAS No. 123, "Accounting For Stock Based Compensation", ("SFAS No. 123").

New Accounting Pronouncements - In July 1998, the Financial Accounting Standard Board, ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", ("SFAS No. 133"), which establishes the accounting definition of a derivative and specifies measurements, recognition, and disclosure of changes in the fair value of derivatives (hedges) held by a company.



                           The Future of Security

This standard will require derivatives designated as hedges to be recorded on the balance sheet at fair value with the change in fair value of the underlying hedged item. Accounted for, depending on the intended use of the derivative. SFAS No. 133 will be adopted by the Company in the year 2001 and the Company has not determined what impact, if any, this standard will have when it is adopted.

Reclassifications - Certain prior period amounts have been reclassified to conform to the current year presentation.

3.   EARNINGS PER SHARE

Earnings per share are presented in accordance with SFAS No. 128, "Earnings Per Share." This statement requires dual presentation of basic and diluted earnings per share on the face of the income statement. Basic earnings per share excludes dilution and is computed by dividing net income available by the weighted-average number of common shares outstanding for the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Options to purchase 122,302 shares of common stock at prices ranging from$7.38 to $8.75 per share were outstanding during 1999 but were not included in the computation of diluted earnings per common share for 1999 because the options' exercise price was greater than the average market price of the common shares. Options to purchase 303,000 shares of common stock at $4.31 and warrants to purchase 297,924 shares of common stock at $3.25 were outstanding during 1998 but were not included in the computation of diluted earnings per common share because the exercise price was greater than the average market price of the common shares. Options to purchase 53,050 shares of common stock at $2.81 were outstanding during 1997 but were not included in the computation of diluted earnings per common share for 1997 because the options' exercise price was greater than the average market price of the common shares.

The following is a reconciliation of the amounts used in calculating basic and diluted earnings per common share:


                                                               Per Share
                                           Income       Shares   Amount
                                      ($ in thousands)

Basic earnings per common share
for the year ended December 31, 1999:
Net Income                              $    2,670     5,237,042   $ .51
Effect of dilutive stock options                         630,814
Diluted earnings per common share
for the year ended December 31, 1999    $    2,670     5,867,856   $ .46

Basic earnings per common share
for the year ended December 31, 1998:
Net Income                              $      847     4,166,250   $ .20
Effect of dilutive stock options                         177,024
Diluted earnings per common share
for the year ended December 31, 1998    $      847     4,343,274   $ .20

Basic earnings per common share
for the year ended December 31, 1997:
Net Income                              $      696     3,004,974   $ .23
Effect of dilutive preferred stock                     1,102,902
Effect of dilutive stock options                         256,325
Diluted net income per common share
for the year ended December 31, 1997    $      696     4,364,201   $ .16



                           The Future of Security

4.   ACQUISITIONS/DISPOSITIONS OF BUSINESSES

Acquisition of Ackley Dornbach, Inc. - On November 12, 1999, CompuDyne entered into and consummated an agreement to acquire all of the assets of Ackley Dornbach, Inc. The consideration paid for the assets was 15,000 shares of unregistered, legended CompuDyne common stock at a value of $8.00 per share, the fair market value at the time of the acquisition, and the ability to earn an additional 10,000 shares over the next three years depending on the profitability of the division. This acquisition has been accounted or by the purchase method of accounting. The purchase price was allocated to the net assets acquired based on their estimated fair market values. The financial statements reflect the preliminary allocation of the purchase price and further refinement may be made based on the completion of final studies. The operating results of Ackley Dornbach have been included in the Company's results of operations from the date of acquisition.

In conjunction with this acquisition,
 the following was recorded: (in thousands)

Fair value of assets acquired            $     904
Goodwill recorded                              830
Fair value of stock issued                    (120)
Liabilities assumed                      $   1,614

Disposition of MicroAssembly Systems, Inc. On May 28, 1999 CompuDyne entered into and consummated an agreement to sell all of the assets of MicroAssembly to PENN Engineering & Manufacturing Corp. ("PEM"). The consideration received was $1.4 million in cash and resulted in a gain of $180 thousand.

Acquisition of Correctional Information Systems - On May 27, 1999, (effective April 30, 1999) CompuDyne entered into and consummated an agreement to acquire all of the assets of the Correctional Information Systems, ("CIS") division of BI Incorporated, ("BI"). CorrLogic, Inc. was formed as a new company to operate in the state of Colorado with the old CIS assets. CIS located in Boulder, Colorado developed and installs an inmate management software product used in correctional facilities. The consideration paid for the assets was $1.2 million in cash, a five year note in the amount of $1.1 million, at a fixed interest rate of 7.5% and 166,667 shares of unregistered, legended CompuDyne common stock at a value of $7.50 per share, the fair market value at the time of the acquisition. CompuDyne had accounted for this acquisition using the purchase method of accounting. The operating results of CIS have been included in the Company's results of operation from the date of acquisition. The purchase price was allocated to the net assets acquired based on their estimated fair market values. Balances for CIS included in the accompanying balance sheet at December 31,1999 reflect the preliminary allocation of the purchase price and further refinement may be made based on the completion of final studies.


In conjunction with this acquisition the following was recorded
(in thousands):
               Fair value of assets acquired      $    6,399
               Fair value of stock issued             (1,250)
               Cash                                   (1,170)
               Liabilities assumed                $    3,979

Acquisition of Norment Industries, Inc. and Norshield Corporation - On December 3, 1998, (effective November 28, 1998, CompuDyne entered into and consummated a Stock Purchase Agreement by and between Apogee Enterprises, Inc., ("the seller") and CompuDyne, ("the purchaser") to purchase all of the capital stock of Norment Industries, Inc., ("Norment") and Norshield Corporation, ("Norshield") from the seller, effective November 28, 1998. Norment and Norshield, headquartered in Montgomery, Alabama operate a number of separate businesses which collectively are engaged in the design, manufacture, installation and distribution of locks, bullet resistant glass, metal window surrounds, electronic control systems and similar products that are integrated into detention security systems under the names Norment Industries, Norshield, SESCO, EMSS, Airteq and Trentech. The consideration paid to the seller for the stock of Norment and Norshield was $22.5 million. CompuDyne has accounted for the acquisition of Norment and Norshield using the purchase method of accounting. The purchase price was allocated to the net assets acquired based upon their estimated fair market values. The accompanying financial statements include the operations of Norment and Norshield for the period from November 28, 1998, the effective date of acquisition.
In conjunction with the acquisition the following was recorded:

                      Fair value of assets acquired   $  32,283
                      Cash paid for capital stock      ( 23,880)
                      Liabilities assumed             $   8,403

Following are the Company's unaudited pro forma results for 1999 and 1998 assuming the acquisitions of Norment, CIS and Ackley Dornbach and the disposition of MicroAssembly had all occurred on January 1, 1998.

(in thousands except for per share data)       1999           1998
       Revenue                            $  115,471     $  112,977
       Net income                         $    2,440     $    1,725
       Earnings per share
       Basic                              $      .47     $      .33
       Diluted                                   .42            .30

These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have actually resulted had the acquisitions and disposition been in effect on January 1, 1998, or of future results of operations.

5.   ACCOUNTS RECEIVABLE

Accounts Receivable consist
 of the following:
  (in thousands)                       December 31,   December 31,
                                          1999           1998
U.S. Government Contracts:
  Billed                                $   1,433     $    1,622
  Unbilled                                  2,636            818
                                            4,069          2,440
Commercial
  Billed                                   23,598         19,756
  Unbilled                                  6,568          5,695
                                           30,166         25,451
Total Accounts Receivable                  34,235         27,891
Less Allowance for Doubtful Accounts         (402)          (440)
Net Accounts Receivable                $   33,833     $   27,451

Unbilled receivables include retainages of approximately $6.6 million and $5.2 million at December 31, 1999 and 1998, respectively.




                           The Future of Security

Substantially all of the U.S. Government billed and unbilled receivables are derived from cost reimbursable or time-and-material contracts. Direct sales to the U.S. Government for the years ended December 31, 1999, 1998 and 1997 were approximately $10.9 million, $7.8 million and $9.3 million, respectively, or 10%, 24% and 47% of the Company's total net sales for the same years. The sales to the U.S. Government were in the following segments: Corrections and Federal Systems. No other single customer accounted for greater than 10% of the Company's net sales.

Contract costs for services provided to the U.S. Government, including indirect expenses, are subject to audit by the Defense Contract Audit Agency, ("DCAA"). All contract revenues are recorded in amounts expected to be realized upon final settlement. In the opinion of management, adequate provisions have been made for adjustments, if any, that may result from the government audits. Quanta Systems received final approval on their indirect rates for 1996 from DCAA on July 8, 1999. No significant payments or billings were made as a result of the approval of the 1996 rates.

6.   CONTRACTS IN PROCESS

Amounts included in the financial statements which relate to recoverable costs and accrued profits not yet billed on contracts in process are classified as current assets. Billings on uncompleted contracts in excess of incurred cost and accrued profits are classified as current liabilities. Summarized below are the components of the amounts:

                                        December 31,   (in thousands)
                                           1999              1998

Costs and estimated earnings
 on uncompleted contracts               $  302,655       $ 136,447
Less customer progress payments            306,869         140,329
                                        $   (4,214)      $  (3,882)

Included in the statements of
 financial position:
costs and estimated earnings in excess
 of billings on                         $    5,284       $   2,610
 uncompleted contracts                      (9,498)         (6,492)

Billings in excess of contract costs
 on uncompleted contracts               $   (4,214)      $  (3,882)


7.   NOTES PAYABLE RELATED PARTIES

CompuDyne entered into a subordinated note agreement on April 29, 1995 with Alan Markowitz, a Director, for $100 thousand. The agreement calls for CompuDyne to pay $5,000 quarterly plus accrued interest for the quarter at a rate of Prime plus 1%. Amounts outstanding at December 31, 1999 and December 31, 1998 was $0 and $35 thousand respectively. Interest expense pertaining to the notes for 1999, 1998 and 1997 was $4, $5 and $6 thousand respectively. At December 31, 1999 that liability as paid.

8.   LONG-TERM DEBT

                                          December 31,   (in thousands)
                                             1999             1998

Term note, interest at LIBOR
(6.18% at December 31, 1999)
plus a fixed credit spread of
2.0%, collateralized by virtually
all of the Company's assets,
due in quarterly installments which
began on June 30, 1999.
(see the rate swap agreement in Note 9)     $ 7,375       $  11,500

Subordinated fixed term 5 year note
at a rate of 7.5%, payable in annual
installments including principal.           $ 1,138            --

Industrial revenue bond, interest
payable quarterly at a variable rate
of 3.2% to 5.7% (5,7% at December 31, 1999)
Principal payable in quarterly installments
of $35,000.  The bond is collateralized
by a $2.1 million letter of credit and
a bond guarantee agreement.                 $ 2,100            --





                           The Future of Security

Subordinated note, interest at a
fixed rate of 13.15% collateralized
by virtually all of the Company's assets,
subordinated to the term note,
due in quarterly installments
beginning March 31, 2004.                     9,000          9,000
       Total long-term debt                  19,613         20,500
Less amount due within one year               2,243          1,125
                                             17,370      $  19,375

Maturities of long-term debt

Year Ending December 31,                Amount
    2000                              $  2,243
    2001                                 2,743
    2002                                 2,867
    2003                                   992
    2004                                 2,368
 Thereafter                              8,400
                                      $ 19,613

The term note and subordinated note agreements contain various financial covenants, including among other things, maintenance of fixed charge coverage ratios, interest coverage ratios, maximum senior debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratios, and maximum permitted capital expenditures, and a restriction against paying dividends.

At December 31, 1999, the Company had a $6.5 million secured working capital line of credit which allowed borrowings against eligible accounts receivable. Of this line, $2.1 million was used for a letter of credit to secure the industrial revenue bond used for the expansion of the Norment/Norshield operations.

9.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  Cash and Cash Equivalents - The carrying amounts reported in the balance sheets for cash and cash equivalents approximates fair value.
  Long-Term Debt - The carrying amounts reported in the balance sheet approximate fair value as the amounts are at rates and terms available to the Company at December 31, 1999 for borrowings for similar transactions.
  Rate Swap Agreement - The Company entered into an interest rate swap agreement on December 15, 1998 to limit the effect of increases in the interest rates on the floating rate of the term note. The differential is accrued as interest rates change and is recorded in interest expense. The effect of this agreement is to limit the interest rate exposure to 7.55% on $6.75 million of the Company's term loan. The fair value as of December 31, 1998 as estimated by dealers was a favorable $202 thousand and$3 thousand, respectively.
  Foreign Exchange Contract - The Company entered into a foreign exchange contract in December 1998 and estimates its fair value to approximate its cost at December 31, 1999 and 1998.




                           The Future of Security

10.  INCOME TAXES

The components of the income tax provision (benefit) from continuing operations for the years ended December 31, 1999, 1998, and 1997 are as follows:

                     December 31, (in thousands)
                  1999           1998           1997
Current        $   889         $  333         $   31
Deferred           700             30           (189)
               $ 1,589         $  363         $ (158)

The tax effects of the primary temporary differences giving rise to the Company's net deferred tax assets and liabilities at December 31, 1999 and 1998 are summarized as follows:

                                      December 31,       (in thousands)
                                         1999                  1998
Assets:
Accrued expenses and
deferred compensation                  $  123                $  116
Tax operating loss carry-forward       10,083                10,151
Tax credit carry-forward                  459                   459
Book reserves in excess of tax            797                   304
Accrued pension liability                 312                   186
Total deferred assets                  11,774                11,216
Valuation allowance                   (11,063)              (11,063)
  Net deferred assets                  $  711                $  153
Net deferred liabilities:
  Tax depreciation in excess
   of book depreciation                  (143)                  (65)
                                       $  568                $   88

The Company established a valuation allowance in accordance with FASB #109. Th Company continually reviews the adequacy of the valuation allowance and is recognizing these benefits only as reassessment indicates that if it is more likely than not that the benefits will be realized.

The difference between the statutory tax rate and CompuDyne's effective tax rate are summarized as follows:

                                        1999       1998          1997
Statutory federal income tax rates      34.0%      34.0%         35.0%
State income taxes, net of
  Federal benefit                        4.0        7.0           2.9
Change in valuation allowance             -       (14.5)        (51.2)
Tax effect of NOL utilization           (3.3)       --          (18.6)
Tax effect of non-deductible items       2.6        3.5           2.5
Tax                                     37.3%      30.0%        (29.4)%

At December 31, 1999, the Company and its subsidiaries have net operating loss carry-forwards available to offset future taxable income of approximately $28 million, subject to certain severe limitations. These carry-forwards expire between 2000 and 2009. The utilization of substantially all of these tax loss carry-forwards is limited to approximately $200 thousand each year as a result of the ownership change, which occurred in 1995. The Company also has carry-forwards available for alternative minimum tax purposes, which do not differ
significantly from regular net operating loss carry-forwards.   The
Company also has research and development tax credits of approximately $459 thousand expiring between 1999 and 2003.




                           The Future of Security

11.  COMMON STOCK AND COMMON STOCK OPTIONS

The Company has various stock option plans. Under these plans, options to purchase commons stock may be granted until 2006. Options generally are granted at fair market value at the date of grant, are exercisable from 1 to 5 years from the date of grant, and expire 10 years after the date of grant. The plans permit the issuance of either incentive stock options or non-qualified stock options. Under all plans, there were 524,898 shares of common stock reserved for future grants as of December 31, 1999. Transactions are summarized as follows:

                   Year       Weighted    Year          Year
                   ended      Average     ended         ended
               December 31,   Exercise  December 31,  December 31,
                   1999        Price      1998           1997

Outstanding,
Beginning of Period
  Shares        1,085,574     $  2.93     404,150     375,050+
  Prices       $1.50-4.31               $1.50-2.81  $1.50-2.00
  Granteds        244,302       $6.15      694,42      54,100
  Prices       $5.19-8.75               $2.63-4.31  $1.69-2.81
Exercised
  Shares           31,150       $2.82       -             -
  Prices       $1.63-4.31                   -             -
Expired
or Canceled        30,700       $5.19       13,000     25,000

Outstanding,
End of Period
  Shares        1,268,026       $3.49    1,085,574    404,150
  Prices       $2.56-8.75               $1.50-4.31  $1.50-2.81
Options
 Exercisable      734,774                  573,448     253,775

Exercise prices for options outstanding as of December 31, 1999 ranged from $1.50 to $8.75. The following table provides certain information with respect to stock options outstanding as of December 31, 1999:


Range of Exercise  Number Outstanding  Weighted Average Weighted Average
     Price        at December 31, 1999 Exercise Price      Remaining
                                                        Contractual Life

$1.50 - $2.00           336,350             $1.56             5.83
$2.00 - $3.00           194,550             $2.59             8.27
   $3.25                297,924             $3.25             8.92
   $4.31                282,900             $4.31             8.92
$5.19 - $8.75           156,302             $7.77             9.53
   1,268,026


                           The Future of Security

The following table provides certain information with respect to stock options exercisable at December 31, 1999:


Range of Exercise   Number Outstanding   Weighted Average  Weighted Average
     Price         at December 31, 1999   Exercise Price      Remaining
                                                           Contractual Life

$1.50 - $2.00             287,825             $1.55             5.71
$2.00 - $3.00              99,725             $2.58             8.29
    $3.25                 297,924             $3.25             8.92
    $4.31                  49,300             $4.31             8.92
                          734,774

As permitted under SFAS No. 123, the Company continues to account for its employee stock-based compensation plans and options granted under APB No.
25. No compensation expense has been recognized in connection with options, as all significant options have been granted with an exercise price equal to fair value of the Company's common stock on the date of grant. The
Company has provided below the additional disclosures specified in SFAS No.
123 for 1999 and 1998. For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:
risk-free interest rate of 6.00%, expected life of 7 years, dividend rate of zero percent and expected volatility of 109%. Using these assumptions, the fair value of the stock options granted in 1999, 1998 and 1997 is $1,200,000, $2,700,000, and $0, respectively, which would be amortized as compensation expense over the vesting period of the options. Had compensation expense been determined consistent with SFAS No. 123, utilizing the assumptions detailed above, the Company's net income and earnings per share for the years ended December 31, 1999, 1998 and 1997 would have been reduced to the following pro forma amounts:

(In thousands except per share data)    1999         1998            1997

Net Income:
  As Reported                          2,2670       $  847          $ 696
  Pro Forma                          $  2,328       $  778          $ 696

Earnings per share:
  As Reported                        $   0.51       $ 0.20          $0.23
  Pro Forma                          $   0.45       $ 0.18          $0.23

The resulting pro forma compensation cost may not be representative of that expected in future years.


12.  EMPLOYEE BENEFIT PLANS

The Company has established a non-qualified Employee Stock Purchase Plan in October, 1999, the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of the Company's common stock with the Company matching at a rate of 15% of the employee purchase at the market value of the common stock at the monthly purchase period. The Company bought and distributed 4,466 shares of common stock during fiscal 1999 pursuant to this plan at an average price of $8.6317 per share.


                           The Future of Security

The Company has a 401(k)-retirement savings plan covering all employees. All employees are eligible to participate in the plan after completing one year of service. Participants may make before tax contributions of up to 15% of their annual compensation, subject to Internal Revenue Service limitations. CompuDyne currently matches 30% of employee contributions up to a maximum of 6% of annual earnings for all Norment/Norshield employees enrolled in the plan. CompuDyne currently matches employee contributions up to the first 2.5% contributed for all other employees enrolled in the plan. Expense for matching contributions to the Plan was $245 thousand, $128 thousand and $114 thousand for 1999, 1998, and 1997, respectively.

The Company established a money purchase pension plan covering salaried Norment/Norshield employees. All salaried Norment/Norshield employees are eligible to participate in the plan after one year of service. The Company makes annual contributions of 3% of annual compensation for employees with less than 10 years of service, 4% for 10 to 20 years of service and 5% for 20 years or more of service. Expense related to this plan was $246 thousand in 1999 and $24 thousand in 1998.

13   COMMITMENTS AND CONTINGENT LIABILITIES

The Company and certain of its subsidiaries are obligated as lessees under various operating leases for office, distribution, manufacturing and storage facilities.

As of December 31, 1999, future minimum rental payments required under operating leases that have initial or remaining noncancellable terms in excess of one year are as follows (in thousands):

     Year Ending December 31,        Total
              2000                 $   695
              2001                     598
              2002                     516
              2003                     324
              2004                     268
                                   $ 2,401

Rental expense was $1.1 million, $542 thousand and $452 thousand in 1999, 1998, and 1997, respectively.

The Company is party to certain legal actions and inquiries for environmental and other matters resulting from the normal course of business. Although the total amount of liability with respect to these matters cannot be ascertained, management of the Company believes that any resulting liability will not have a material effect on its financial position or results of future operations.

                           The Future of Security

14.  KOLUX PENSION PLAN

In March 1987, the Company ceased its Kolux plant operations resulting in a curtailment of the defined benefit pension plan covering certain plant employees.


                                                    December 31,
                                                   (in thousands)
                                                   1999        1998
Reconciliation of Benefit Obligation
     Beginning balance                            $  808      $  801
     Interest cost                                    52          53
     Change in assumptions
        December 31                                  (10)         16
        Actuarial gain/loss                            8          16
     Benefits paid                                   (81)        (78)
     Ending balance                               $  777      $  808

Reconciliation of Fair Value of Plan Assets

     Beginning balance                            $  328      $  314
     Return on assets                                 (3)         14
     Contributions by CompuDyne                       79          92
     Benefits paid                                   (87)        (91)
     Ending balance                               $  317      $  329

Funded Status of Plan                             $  460      $  379

Net Periodic Cost Recognized

     Service cost                                 $    6      $   13
     Interest cost                                    52          53
     Expected return on assets                         3         (24)
     Recognized gains or losses                       -           -
      Amortization of unrecognized
      net transition (asset) or obligation            14          29
     Ending balance                               $   75      $   71

Assumptions on Weighted Average Basis

     Assumed discount rate                      7.0% - 6.5%   7.0% - 6.5%
     Expected long term rate of return on assets    8.0%          8.0%

In February 2000, the Company purchased an annuity contract to cover the plan's vested benefits. The purchase of the annuity is irrevocable and relieves the Company of primary responsibility for pension plan obligations and eliminates significant risks related to the obligation and the assets used to effect settlements. The annuity contract cost $848 thousand and the net pension plan obligation was $808 thousand at the time the annuity was purchased.


15.  OPERATING SEGMENT INFORMATION

Segment information has been prepared in accordance with the Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosure about Segments of an Enterprise and Related Information", ("SFAS No. 131"). SFAS No. 131 defines "operating segments" to be those components of a business about which separate financial information is available that is regularly evaluated by management in deciding how to allocate resources and in assessing performance. SFAS No. 131 further requires that the segment information presented be consistent with the basis and manner in which management internally desegregates financial information for the purpose of assisting in making internal operating decisions.



                           The Future of Security

During 1999, the Company changed the structure of its internal organization in a manner that caused the composition of its reportable segments to change. Accordingly, the Company has restated the corresponding items of segment information for earlier periods.

The following segment information includes operating information for CompuDyne's three operating segments, Corrections, Attack Protection, Federal Systems and Corporate activities for the three years ended December 31, 1999, 1998 and 1997. Also included is operating information from, MicroAssembly's Stick-Screw product sales during the years ended May 31, 1999 (date of disposal) and years ended December 31, 1998 and 1997, Norment (Corrections segment) and Norshield (Attack Protection segment), are included since their (date of acquisition), November 28, 1998 and Ackley Dornbach, Inc. (Corrections segment) and since its date of acquisition, November 12, 1999, and CorrLogic (Corrections segment) since its date of acquisition, April 30, 1999.



                             Revenues                Gross Profit
(in thousands)        1999      1998      1997      1999     1998    1997
Corrections        $ 82,498   $ 16,321  $ 6,217  $ 16,112  $ 3,385   $1,084
Attack Protection    15,124      1,289      -       3,277      313      -
Federal Systems      13,154     12,535   12,031     1,814    1,892    1,637
MicroAssembly           670      1,771    1,768       152      462      558
CompuDyne Corporate     -          -        -         -        -        -
                   $111,446   $ 31,916  $20,016  $ 21,355  $ 6,052   $3,279

                   Total Assets, at Year End          Operating Income/(Loss)
                      1999       1998     1997      1999     1998    1997
Corrections        $ 38,346    $ 32,415  $ 2,229  $ 4,903  $ 1,097   $  (65)
Attack
 Protection          10,914       8,623      -      1,507       34     -
Federal
 Systems              4,491       2,197    3,609    1,016      920      782
MicroAssembly           -         1,224    1,286        4       50      208
CompuDyne
Corporate             3,696        (889)     474    1,386       -      (345)
                   $ 57,447    $ 43,570  $ 7,598  $ 6,044  $ 1,468   $  580

                          Capital Expenditures          Depreciation
                      1999        1998     1997     1999     1998    1997

Corrections        $ 1,491       $ 102    $  55   $  869    $  90   $ --
Attack Protection    1,957          65      --       219       23     11
Federal Systems         84         208      133       90       79     39
MicroAssembly           21          57        7       31       71     80
CompuDyne Corporate     20         --       --         2       --     --
                   $ 3,573       $ 432    $ 195   $1,211    $ 263  $ 130

16.  FOREIGN CURRENCY AND EXCHANGE CONTRACT

The Company has a long-term contract in South Africa which requires payments to the Company in South African rand. The Company has entered into a foreign exchange contract to hedge its risk in converting rands into U.S. dollars. The foreign currency exchange contract entered into expires on April 18, 2000 and requires the Company to convert approximately 15,600,000 rand to U.S. dollars at rates ranging from 5.9 to 7.0.rand per dollar. As most of this contract was completed during, 1999,no significant exchange risk exists at December 31

(INSIDE BACK COVER)
Corporate Profile

"CompuDyne Corporation, listed on the NASDAQ National Market under the symbol "CDCY", is a holding company for five businesses with leading positions in physical and electronic security and technology-based integrated justice systems solutions. Norment Security Group is the largest supplier of physical and electronic security products, integration and maintenance services to the corrections and courthouse markets. Norshield Security Products is the largest provider of bullet, blast and attack resistant products to U.S. embassies, banks, courthouses and other highly secured facilities in the U.S. and around the world. Quanta Systems is a major supplier of security and specialty engineering services and telecommunications products to the military, intelligence and commercial markets. Sysco and CorrLogic sell large scale software products for access control, alarm monitoring, computer network security, and integrated justice systems solutions."

(CDCY NASDAQ Listed Logo)
Directors

Martin A. Roenigk      Chairman                   CompuDyne Corporation
Philip M. Blackmon     Executive Vice President   CompuDyne Corporation
David W. Clark, Jr.    Managing Director          Pryor & Clark Company
Miles P. Jennings, Jr. Vice President-Investments Advest, Inc.
Alan Markowitz         Private Investor
Millard H. Pryor, Jr.  Managing Director          Pryor & Clark Company

Corporate Directory

Corporate Headquarters
CompuDyne Corporation
7249 National Drive
Hanover, MD 21076

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016




Bank
LaSalle National Bank
135 South LaSalle Street
Chicago, IL 60603

General Counsel
Tyler Cooper & Alcorn
CityPlace - 35th Floor
185 Asylum Street
Hartford, CT 06103

Auditor
Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, VA 22102-4219


     Shareholders may request a free copy of the Company's detailed annual report filed with the Securities and Exchange Commission on from 10-K by writing to:

     William C. Rock, Secretary
     CompuDyne Corporation
     7249 National Drive
     Hanover, Maryland 21076

     Any statements in this Annual Report that are not statements of historical fact are forward looking statements that are subject to a number of important risks and uncertainties that could cause actual results to differ materially. Specifically, any forward looking statements in this Annual Report related to the Company's objectives of future growth, acquisitions, profitability and financial returns are subject to a number of risks and uncertainties including, but not limited to, risks related to a growing market demand for the Company's existing and new products, continued growth in sales and market share of the Company's products and services, general economic conditions, competitive products and services, and product and technology development. There can be no assurance that such objectives will be achieved.

(BACK)
CompuDyne Corporation Corporate Offices
7249 National Drive
Hanover, Maryland 21076
Phone:  410-712-0275
Fax: 410-712-0677
www.compudyne.com

Norment Security Group
3224 Mobile Highway
Montgomery, AL 36108
Phone:  334-281-8440
Fax: 334-288-5485
Toll Free:  800-633-1968
www.normentsecuritygroup.com

Norshield Security Products
3224 Mobile Highway
Montgomery, AL 36108
Phone:  334-281-8440
Fax:  334-288-5485
Toll Free:  800-633-1968
www.norshieldsecurity.com

Quanta Systems Corporation /
Data Control Systems
213 Perry Parkway
Gaithersburg, MD  20877
Phone:  301-590-3300
Fax:  301-590-3325

Airteq Systems
6285 S.W. Lakeview Blvd.
Lake Oswego, OR 97035
Phone:  503-639-3007
Fax:  503-620-2469

CorrLogic, Inc.
4720 Walnut Street
Boulder, CO 80301
Phone:  720-406-3200
Fax:  720-406-3300
www.corrlogic.com

Sysco Security Systems, Inc.
7255 Standard Drive
Hanover, MD  21076
Phone:  410-712-0333
Fax:  410-712-0329


Norment Security Group
Regional Office Centers

Northeast
7255 Standard Drive
Hanover, Maryland 21076
Phone:  410-712-6020
Fax: 410-712-0329
Toll Free:  800-325-6124

Southeast
214-C Garner Business Court
Garner, NC 27529
Phone:  919-779-0006
Fax:  919-779-0351

Midwest
(Formerly Ackley-Dornbach)
716 North 109th Street
Wauwatosa, WI  53226
Phone:  414-453-8050
Fax:  414-453-2175

Southwest
446 North Austin Dr.
Suite #1
Chandler, AZ 85226-2634
Phone:  480-940-6970
Fax:  480-753-3533

West Cost (EMSS)
6144 B Industrial Way
Livermore, CA 94550
Phone:  925-455-1131
Fax  925-455-1171

(CompuDyne Corporation Logo)

CompuDyne Corporation
Corporate Headquarters
7249 National Drive
Hanover, MD 21076
Phone:  410-712-0275
Fax:  410-712-0677
http//www.CompuDyne.com